:----------:                                       :---------------------------:
:  FORM 3  :                                       :     OMB APPROVAL          :
:----------:                                       :---------------------------:
                                                   :OMB NUMBER:       3235-0104:
                                                   :EXPIRES: September 30, 1998:
                                                   :ESTIMATED AVERAGE BURDEN   :
                                                   :HOURS PER RESPONSE..... 0.5:
                                                   :---------------------------:

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
================================================================================
1. Name and Address of Reporting Person*

   The Goldman Sachs Group, Inc.
   -----------------------------------------------------------------------------
   (Last)                     (First)                       (Middle)

   85 Broad Street

   -----------------------------------------------------------------------------
                                    (Street)

   New York,                  New York                      10004
   -----------------------------------------------------------------------------
   (City)                     (State)                       (Zip)
================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

   6/24/99
   -----------------------------------------------------------------------------
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)


   -----------------------------------------------------------------------------
================================================================================
4. Issuer Name AND Ticker or Trading Symbol

   McNeil Real Estate Fund XXVII, L.P.            Symbol:  N/A
   -----------------------------------------------------------------------------
================================================================================
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

        Director                          X  10% Owner
   ----                                 ----
        Officer (give title below)           Other (specify below)
   ----                                 ----

   -----------------------------------------------------------------------------
================================================================================
6. If Amendment, Date of Original (Month/Day/Year)


   -----------------------------------------------------------------------------
================================================================================
7. Individual or Joint/Group Filing
   (Check Applicable Line)
       Form filed by One Reporting Person
   ---
    X  Form filed by More than One Reporting Person
   ---
================================================================================

TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED


1.Title of Security           2.Amount of Securities     3.Ownership     4.Nature of Indirect Beneficial
  (Instr. 4)                    Beneficially Owned         Form: Direct    Ownership
                                (Instr. 4)                 (D) or          (Instr. 5)
                                                           Indirect (I)
                                                           (Instr. 5)

--------------------------    -------------------------  --------------  -----------------------------------------------------------

Units of Limited
Partnership Interests            -0-(1)                     (1)             (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
  Instruction 5(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER
                                                                          (Over)
                                                                 SEC 1473 (7-97)

    TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS,
                   WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.   Title of Derivative Security (Instr. 4)


     ---------------------------------------------------------------------------
================================================================================
2.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable              Expiration Date
     ------------------------      ------------------------

================================================================================
3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)
           Title                   Amount or Number of Shares
     ------------------            --------------------------

================================================================================
4.   Conversion or Exercise Price of Derivative Security


     ---------------------------------------------------------------------------
================================================================================
5.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    (Instr. 5)


     ---------------------------------------------------------------------------
================================================================================
6.  Nature of Indirect Beneficial Ownership (Instr. 5)


     ---------------------------------------------------------------------------
================================================================================
Explanation of Responses:
(1)  See page 3 attached.

                         /s/
                      ---------------------------------------    ---------------
                       **Signature of Reporting Person                Date
                          See page 5 attached.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                          Page 2
                                                                 SEC 1473 (7-97)

                                     Form 3
                               Continuation Sheet


Item 1:     The Goldman Sachs Group, Inc.
            85 Broad Street
            New York, New York 10004
Item 2:     June 24, 1999
Item 4:     McNeil Real Estate Fund XXVII, L.P.
---------------------------------------------------------------
Instruction 5(b)(v) list of other Reporting Persons:

         This statement is being filed by The Goldman Sachs Group, Inc. ("GSG"), Whitehall Street Real Estate Limited Partnership XI ("Whitehall"), WH Advisors, L.L.C. XI ("WH Advisors"), WXI/McN Realty, L.L.C. ("WXI/McN") and Goldman, Sachs & Co. ("GS&Co.", and, together with GSG, Whitehall, WH Advisors and WXI/McN, the "Reporting Persons"). The principal business address for each of the Reporting Persons (other than WXI/McN) is 85 Broad Street, New York, New York 10004. The principal business address of WXI/McN is c/o Goldman, Sachs & Co., 100 Crescent Court, Suite 100, Dallas, Texas 75201.

Explanation of Responses:

         On June 24, 1999, WXI/McN, McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XII, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXI, L.P., McNeil Real Estate Fund XXII, L.P., McNeil Real Estate Fund XXIII, L.P., McNeil Real Estate Fund XXIV, L.P., McNeil Real Estate Fund XXV, L.P., McNeil Real Estate Fund XXVI, L.P., McNeil Real Estate Fund XXVII, L.P., Fairfax Associates II, Ltd., Hearth Hallow Associates, L.P., McNeil Midwest Properties I, L.P., Regency North Associates, L.P., McNeil Summerhill I, L.P. (collectively, the "McNeil Partnerships"), McNeil Partners, L.P., the general partner of the Partnership ("McNeil Partners"), McNeil Investors, Inc., the general partner of McNeil Partners ("McNeil Investors"), McNeil Real Estate Management, Inc. ("McREMI"), McNeil Summerhill, Inc. and Robert A. McNeil, entered into a definitive acquisition agreement (the "Master Agreement") with WXI/McN which provides for WXI/McN and its subsidiaries to acquire the McNeil Partnerships and certain assets of McREMI. As a result of the execution and delivery of the Master Agreement, WXI/McN McNeil Partners, L.P., McNeil Investors, Inc., Robert
A. McNeil, Carole J. McNeil and Opal Partners, L.P., a California limited partnership ("Opal"), may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. McNeil Partners, McNeil Investors, Robert A. McNeil, and Carole J. McNeil are sometimes referred to in this Form 3 collectively as the "McNeil Persons".

         Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons together with the McNeil Persons and Opal constitute a "person" or "group" for any purpose. Neither the present filing nor anything contained herein shall be construed as an admission that Whitehall together with the McNeil Persons and/or Opal constitute a "person" or "group" for any purpose other than what they may be deemed to constitute under Section 13(d) of the

Exchange Act. The Reporting Persons disclaim beneficial ownership of, and any pecuniary interest in, any shares of units of limited partnership interests, including the units of limited partnership interests beneficially owned by the McNeil Persons and/or Opal, and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

                                     Form 3
                               Continuation Sheet


Item 1:     The Goldman Sachs Group, Inc.
            85 Broad Street
            New York, New York 10004
Item 2:     June 24, 1999
Item 4:     McNeil Real Estate Fund XXVII, L.P.
---------------------------------------------------------------


SIGNATURES:
----------

Dated:  August 16, 1999

WHITEHALL STREET REAL ESTATE
LIMITED PARTNERSHIP XI

By:   WH Advisors, L.L.C. XI,
      its general partner


By:  /s/ Roger S. Begelman
   -----------------------------------
   Name:  Roger S. Begelman
   Title: Attorney-in-Fact


WH ADVISORS, L.L.C. XI


By:  /s/ Roger S. Begelman
   -----------------------------------
   Name:  Roger S. Begelman
   Title: Attorney-in-Fact

WXI/McN REALTY L.L.C.

By:  WXI/MNL Real Estate, L.L.C.,
       its Managing Member

       By:  Whitehall Street Real Estate
            Limited Partnership XI,
            its Managing Member

              By:  WH Advisors, L.L.C. XI,
                   its General Partner


                   By: /s/ Roger S. Begelman
                      -----------------------------
                      Name:  Roger S. Begelman
                      Title: Attorney-in-Fact

THE GOLDMAN SACHS GROUP, INC.


By:  /s/ Roger S. Begelman
   -----------------------------------
   Name:  Roger S. Begelman
   Title: Attorney-in-Fact

GOLDMAN, SACHS & CO.


By:  /s/ Roger S. Begelman
   -----------------------------------
   Name:  Roger S. Begelman
   Title: Attorney-in-Fact